FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of February 2003
                             14 February 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky  Broadcasting  Group plc announcing Interim Results released on
                           14 February 2003




                                                                14 February 2003


                       BRITISH SKY BROADCASTING GROUP PLC
               Results for the six months ended 31 December 2002

                  Sky reports 126% growth in operating profit


-        Net DTH subscriber growth in the quarter of 244,000 to 6.6 million

-        Year to date churn falls to 9.4%

-        DTH revenue increases by 23% to GBP1,112 million

-        Advertising revenue increases by 13% to GBP133 million

-        Operating profit before goodwill increases 126% to GBP158 million

-        Operating cash inflow of GBP255 million

-        Profit before tax and goodwill of GBP80 million


Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:

"Double digit revenue growth combined with tight control of costs has resulted in strong margin expansion driving significant and rapidly growing free cash flow. We are well on track to hit all of our targets and we look forward to the rest of the year with confidence."


Enquiries:


Analysts/Investors:
Neil Chugani                                       Tel:      020 7705 3837
Andrew Griffith                                    Tel:      020 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                      Tel:      020 7705 3267
Robert Fraser                                      Tel:      020 7705 3036

E-mail: corporate.communications@bskyb.com


Portland:

Tim Allan                                          Tel:      020 7404 5344



There will be a presentation to analysts and investors at 9.30 a.m. today at the King Edward Hall, 2 King Edward Street, London, EC1A 7AN and to the press at
11.00 a.m. at the same venue. A webcast of the presentation to analysts, together with this press release will be available from 2.00 p.m. today on Sky's corporate website (www.sky.com/corporate).

There will be a conference call for US analysts at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Nikki Sheridan at Taylor Rafferty on +1 212 889 4350.

OVERVIEW

Sky continues to demonstrate significant operational gearing within its business model and to deliver accelerating profit growth. Total revenues grew by 14% on the comparable period, to GBP1,511 million, whilst operating expenditure rose by just 8% on the comparable period to GBP1,353 million, generating a net operating margin of 10.5%, up more than five percentage points on the comparable period. Operating profit before goodwill for the period increased to GBP158 million, an increase of 126% on the comparable period and the highest first half operating profit since the launch of Sky digital in October 1998. EBITDA for the period increased by 82% from GBP111 million to GBP203 million.

Sky continues to reduce net debt at each balance sheet date and at 31 December 2002, net debt had fallen to GBP1,386 million, the lowest level since June 2000.

OPERATIONAL REVIEW

At 31 December 2002, the total number of direct-to-home (DTH) digital satellite subscribers in the UK and Ireland was 6,562,000, representing a net increase of 244,000 subscribers in the three months to 31 December 2002 (the quarter). This sustained strong growth puts Sky comfortably on track to achieve its target of 7 million DTH subscribers by the end of the calendar year 2003. At 31 December 2002, the percentage of subscribers taking the top tier Sky World package was 55%.

The number of subscribers to the Extra Digibox increased by 42,000 to reach 117,000 and Sky+ subscribers increased by 27,000 to reach 65,000. Our success in reducing the cost of set-top boxes means that Sky customers can now buy an Extra Digibox for just GBP99.

Total subscribers in the UK and Ireland to one or more of Sky's channels increased by 196,000 to 10.5 million in the quarter, with Sky's own DTH subscriber growth being partially offset by another quarter of decline in the number of households subscribing to a television service via cable. 100% of UK digital cable subscribers now receive at least one Sky channel which means that with every digital terrestrial home also receiving Sky channels, the Sky brand and advertising proposition reaches every digital home in the UK.

DTH churn for the year to date (annualised) fell to 9.4% in the period. This represents the lowest level of total churn recorded since the launch of Sky digital and a full percentage point reduction on the six months ended 31 December 2001 (the comparable period). The reduction in churn reflects the continued high level of customer satisfaction and ongoing improvements in customer service as operational efficiencies from Sky's investment in new call centre systems are realised.

The quarterly annualised average revenue per DTH subscriber (ARPU) in the quarter was GBP351, an increase of 6% over the three months ended 31 December 2001 and GBP3 higher than ARPU for the quarter to 30 September 2002. The changes in UK retail pricing, which took effect from 1 January 2003, will begin to be reflected in ARPU from the third quarter of this financial year.

Programming

The main terrestrial channels, BBC1 and ITV1, continued their audience decline in 2002 according to the year-end viewing figures from BARB. Multi-channel viewing continues to grow year on year and for the first time ever the multi-channel share of viewing exceeded ITV's share in the Christmas week of December 2002. The number of programmes on digital channels with audiences of over one million individuals doubled to 160 in 2002 compared to 2001, with programmes on Sky channels, such as The Simpsons, Enterprise, Buffy, Dinotopia, FA Cup, Worthington Cup and Premier League Football, contributing 14 of the top 20 audiences.

Sky One maintains its leading position in multi-channel homes increasing its share of viewing to 3.7% for the calendar year 2002 and Sky One Mix, a multiplex version, was successfully launched in December to offer our subscribers an alternative chance to see their favourite shows. Coming up this month is the return of the hit series 'Close Up' featuring Rio Ferdinand, Teddy Sheringham and Freddie Ljungberg. Also launching this month is 'Mile High,' a new Sky commissioned drama.

Sky Sports' popularity continues to grow with audiences increasing for most major sports. Worthington Cup Football has made a record-breaking return to Sky this season achieving average audiences of over one million viewers, up 35% on the last season broadcast on Sky, and 14% higher than the best ever season. During the quarter, Sky Sports broadcast all three of England's autumn Rugby Union internationals. The back-to-back victories over New Zealand, Australia and South Africa, offered with 8-screen interactivity, saw in-home audiences up 25% on last year's games. The Rugby Super League season ended with a record audience for a Grand Final, whilst the season's audiences were up 35% year-on-year, to record levels. Sky Sports News audiences are up 50% year-on-year and the service was also launched on Freeview at the end of October. Sky Bet became available through interactive football menus in December. The new-look Sky Bet is now supported by a betting-based commentary, providing a fourth audio option for interactive viewers.

The Cricket World Cup commenced this month and Sky Sports is showing all 54 matches exclusively live. Viewers will be able to select from a menu of simultaneous matches using Sky Sports Active technology. This month Sky Box Office is also showing Mike Tyson's comeback fight since his defeat by Lennox Lewis.

Sky remains the home of the most comprehensive movie service in the UK. Over the next few months, Sky Movies and Sky Box Office will be broadcasting some of the most successful movies in history, including Harry Potter and the Philosopher's Stone and The Lord of the Rings: The Fellowship of the Ring.

Sky Active continues to grow its offering to subscribers. Following the success of games like Tetris, Battleships and Space Invaders, Sky Active added the popular Tomb Raider game to Sky Gamestar in December and Sky also launched the first ever dedicated digital TV games controller, Sky Gamepad.

FINANCIAL REVIEW

Revenue

Total revenues increased by 14% on the comparable period to GBP1,511 million, driven by strong increases in DTH and advertising revenues, partially offset by declining wholesale revenues. DTH revenues increased by 23% to GBP1,112 million principally as a result of a 14% increase in the average number of DTH subscribers. Core ARPU increased by 6% to GBP336.

The Group's advertising revenue increased by 13% on the comparable period to GBP133 million. With the majority of the annual negotiations complete for calendar 2003, the Group remains confident of delivering double digit year-on-year growth in advertising revenues for the financial year.

As expected, wholesale revenues continued to decline, reducing by 34% on the comparable period to GBP98 million. Excluding the one-off effect of the closure of ITV Digital, the decline in wholesale revenues was 16%. This reduction is the direct consequence of both the loss of subscribers by NTL and Telewest and the lower penetration of premium channels amongst remaining cable subscribers. The total number of cable subscribers to Sky channels has declined by over 300,000 in the last 12 months, despite the higher availability of Sky channels in cable homes. Over the same period, the penetration of premium channels in cable homes has also continued to fall, further affecting wholesale revenues. Sky is in ongoing discussions with the cable companies in order to improve the penetration of Sky premium channels amongst cable subscribers.

Total interactive revenues including both gross betting revenues and Sky Active revenues, were flat at GBP91 million, though this conceals a significant improvement in mix.

Sky Active revenues continue to grow and increased by 15% on the comparable period to GBP48 million. This increase was mainly driven by interactive advertising, the increased usage of games and revenues from third party channels using interactive applications. In particular, the usage of interactive advertising continues to rise with over 240 campaigns shown to date and Sky Gamestar has increased in popularity with over 7.7 million paid-for games during the period.

In contrast to the growth of Sky Active revenues, gross betting revenue reduced to GBP43 million, reflecting Sky's strategy to discourage low margin telephone-only customers and focus on the much higher margin interactive television (iTV) betting business. iTV based bets grew strongly in the period with the total volume of bets placed via the set-top box up 160% and revenue from iTV betting up 104% on the comparable period. iTV remains the fastest growing segment of betting revenues and now accounts for the majority of bets placed by volume. Importantly, the iTV betting margin (calculated by subtracting iTV betting costs, which includes payouts, tax and horse racing levy, from gross iTV betting revenues) is high at over 11%.

The result of the growth in Sky Active revenues and improvement in betting margins was that interactive ARPU (quarterly annualised) increased by 16% to GBP15.

Programming costs

Programming costs for the period increased by GBP87 million to GBP744 million. Sports costs increased by GBP40 million to GBP313 million as a result of contractual increases, the timing of the Ryder Cup, which is a bi-annual event, and the Nationwide Football League which returned to Sky this season. The increase in Third Party Channel costs of GBP29 million to GBP173 million principally reflects the 14% increase in the average number of subscribers on the comparable period. Movie costs increased by GBP21 million to GBP201 million mainly as a result of the increased number of "hit" movies shown.

Other operating costs

Despite the strong growth in subscribers, marketing costs decreased by GBP4 million to GBP216 million. This was principally the result of lower set-top box costs, the increased use of direct sales channels and Internet ordering, offset by an increase in above-the-line expenditure. Subscriber acquisition cost (SAC) has fallen by GBP25 from GBP235 for the comparable period to GBP210 for the period, achieving the target set for the end of the current financial year six months early. As set-top box supply arrangements are generally negotiated on an annual basis, Sky expects modest SAC savings for the remainder of the financial year, mainly as a result of the ongoing trend towards direct subscriber acquisition. Sky remains confident that SAC will fall below GBP200 in the financial year to June 2004.

Subscriber management costs increased by GBP15 million to GBP161 million. Subscriber management costs comprise two main activities: customer relationship management (CRM) costs associated with managing the existing subscriber base; and supply chain costs relating to systems and infrastructure and the hardware costs of new products purchased by subscribers such as Sky+ and Extra Digiboxes. CRM costs per subscriber have fallen by 14%, leading to an overall reduction of 2% over the prior year to GBP76 million, as a result of call centre efficiencies and lower call volumes. Supply chain costs increased by 24% over the comparable period to GBP85 million, as a result of installing a higher number of new subscribers and the hardware costs of new products. The corresponding revenue associated with the sale of hardware products is included within Other revenues.

Goodwill amortisation included within operating profit increased by GBP4 million on the comparable period to GBP64 million. The increase was mainly due to a GBP5 million provision against goodwill which originally arose on the
acquisition of OPTA Index Limited (OPTA).   The provision has reduced the
carrying value of this goodwill to nil. The provision has been made as a result of the Group's announcement that it would close OPTA in May 2003 if sufficient sponsorship revenue has not been generated by that date.

Joint ventures

The Group's share of the operating profits of joint ventures increased to GBP2 million in the period, an increase of GBP62 million over the comparable period, reflecting the cessation of equity accounting for the Group's share of losses incurred by KirchPayTV from 8 February 2002.

The Group has made a provision against some of its minority equity investments, reflecting the accounting treatment of these investments required by UK GAAP. This has led to a net non-cash exceptional charge of GBP19 million, which is accounted for below operating profit.

Taxation

The tax charge for the period includes a current tax charge of GBP27 million and a deferred tax charge of GBP4 million due to the Group moving into a profitable position (based upon an effective tax rate of 31%). This was offset by a GBP33 million deferred tax credit principally arising from the recognition of a deferred tax asset on certain trading losses, net of an adjustment arising from the prior period. After tax on exceptional items (GBP2 million) and Sky's share of joint ventures' tax (GBP1 million), the charge for the period was GBP1 million.

At 31 December 2002, the Group had GBP20 million of Advanced Corporation Tax
(ACT) expected to be recoverable in less than one year (principally to be accounted for in 2002/3 financial year) and GBP58 million of ACT recoverable in more than one year.

Earnings

The Group has marked its return to profitability by delivering a profit after tax of GBP16 million for the period, resulting in earnings per share of 0.8 pence compared to a loss per share of 71.8 pence for the comparable period.
This is the first time the Group has delivered positive earnings per share since the launch of the free set top box offer in May 1999, which resulted in a period of heavy investment in subscriber acquisition.

Cashflow and interest

The Group's operating cash inflow was GBP255 million in the period. This represented the conversion of 161% of operating profit before goodwill to cash inflow.

Sky's net debt has fallen by GBP142 million since 30 June 2002. At 31 December 2002 the ratio of net debt to annualised EBITDA was 3.4, its lowest level since 1999. Interest cover (the ratio of EBITDA to net interest payable) was 3.3. Sky expects these ratios to continue to improve to levels consistent with an investment grade credit rating.

Corporate

On 11 November 2002, BSkyB issued a total of 43.2 million shares to BT, HSBC and Matsushita as final consideration for the acquisition of their interests in British Interactive Broadcasting Holdings Limited. Following this transaction none of the Group's shares are the subject of any lock up or similar arrangement. As measured by the FTSE Indices Committee, the Group's free float is currently 64.6%, with a single stake of 35.4% held by BSkyB Holdco., Inc. accounting for the balance.

The Group welcomed the announcement by the Office of Fair Trading on 17 December 2002 that it had not found BSkyB in breach of competition law. The investigation covered the period between March 2000 and the end of 2001.

On 4 February 2003, Standard & Poor's Ratings Services revised its outlook on its long-term corporate credit rating on BSkyB from stable to positive and affirmed the Company's current 'BB+' rating.

On 13 February 2003, the Board of BSkyB appointed three new Non-Executive Directors. Lord Wilson of Dinton (formerly Sir Richard Wilson), Master of Emmanuel College, Cambridge University, joins the Board as an additional independent Non-Executive Director. Lord Wilson was Secretary of the Cabinet and Head of the Home Civil Service from 1998 to 2002.

As a result of this appointment, the new Articles of Association approved by shareholders at the Company's Annual General Meeting in November 2002 have become effective.

Furthermore, Leslie Hinton and Martin Pompadur have resigned from the Board of Directors with immediate effect. Following these resignations, Chase Carey, member of the Board of Directors of News Corporation and James Murdoch, member of the Board of Directors of News Corporation and Chairman and Chief Executive of STAR, News Corporation's Asian satellite television and multi-media service, have been appointed as Non-Executive Directors.

Refinancing

Barclays Bank plc, Citigroup and Deutsche Bank AG London have recently provided an underwritten commitment to the Group for a five year GBP600 million revolving credit facility to replace the Group's existing GBP750 million facility, due to mature in June 2004. The existing GBP300 million facility, currently undrawn, will be reduced simultaneously to GBP200 million, and will remain in place to mature in June 2004 as currently documented. Total available facilities will therefore be GBP800 million to June 2004 and GBP600 million thereafter. The new facilities, combined with existing public market debt, will provide the Group with comfortable liquidity over the term of the facilities.

Appendix 1

Subscribers to Sky Channels


                                          Prior Year            Opening
                                          Q2 2001/02         Q4 2001/02         Q1 2002/03         Q2 2002/03
                                      As at 31/12/01              as at              as at              as at
                                                               30/06/02           30/09/02           31/12/02

DTH Digital 1,2                            5,716,000          6,101,000          6,318,000          6,562,000

Cable - UK                                 3,676,000          3,486,000          3,405,000          3,355,000
Cable - Ireland                              613,000            605,000            594,000            596,000
DTT3                                       1,218,000                  -                  -                  -

Total                                     11,223,000         10,192,000         10,317,000         10,513,000

DTH Churn rate for year to date               10.4%4             10.5%4               9.6%               9.4%
(annualised)
Net DTH growth in quarter                    218,000            214,000            217,000            244,000


1: Includes DTH subscribers in Ireland (272,000 as at 31 December 2002).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).
3: On 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital and, with effect from that date, these subscribers ceased to receive any Sky subscription channels.
4: Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.


Consolidated Profit and Loss Account for the half year ended 31 December 2002

                                        2002/2003                           2001/2002
                                        Half year   2002/2003               Half year   2001/2002
                                           Before   Half year                  Before   Half year
                                         goodwill    Goodwill                goodwill    Goodwill
                                              and         and   2002/2003         and         and   2001/2002 2001/2002
                                      exceptional exceptional   Half year exceptional exceptional   Half year Full year
                                            items       items       Total       items       items       Total     Total

                                             GBPm        GBPm       GBPm          GBPm       GBPm      GBPm        GBPm
                                Notes (unaudited) (unaudited) (unaudited)   (unaudited) (unaudited) (unaudited) (audited)

Turnover: Group and share of joint        1,549.8           -     1,549.8     1,413.7           -     1,413.7   2,915.3
ventures' turnover
Less: share of joint ventures'              (38.5)          -       (38.5)      (93.1)          -       (93.1)   (139.2)
turnover
Group turnover                      2     1,511.3           -     1,511.3     1,320.6           -     1,320.6   2,776.1

Operating expenses, net             3    (1,353.0)      (63.7)   (1,416.7)   (1,250.5)      (59.8)   (1,310.3) (2,721.1)

EBITDA                             12       202.5           -       202.5       111.1           -       111.1     254.5
Depreciation                                (44.2)          -       (44.2)      (41.0)          -       (41.0)    (81.1)
Amortisation                        8           -       (63.7)      (63.7)          -       (59.8)      (59.8)   (118.4)

Operating profit (loss)                     158.3       (63.7)       94.6        70.1       (59.8)       10.3      55.0

Share of operating results of joint 4         1.7           -         1.7       (59.8)          -       (59.8)    (76.7)
ventures
Joint ventures' goodwill            9           -           -           -           -    (1,083.4)   (1,083.4) (1,069.9)
amortisation
Profit on sale of fixed asset       9           -           -           -           -         2.3         2.3       2.3
investment
Amounts written off fixed asset     9           -       (18.8)      (18.8)          -       (60.0)      (60.0)    (60.0)
investments, net
Release of provision for loss on                -           -           -           -        10.0        10.0      10.0
disposal of subsidiary
Profit (loss) on ordinary                   160.0       (82.5)       77.5        10.3    (1,190.9)   (1,180.6) (1,139.3)
activities before interest and
taxation

Interest receivable and similar               2.0           -         2.0         8.5           -         8.5      11.1
income
Interest payable and similar                (62.9)          -       (62.9)      (80.3)          -       (80.3)   (148.0)
charges
Profit (loss) on ordinary                    99.1       (82.5)       16.6       (61.5)   (1,190.9)   (1,252.4) (1,276.2)
activities before taxation

Tax credit (charge) on profit       5         1.0        (1.5)       (0.5)       (5.5)      (95.6)     (101.1)   (106.4)
(loss) on ordinary activities
Profit (loss) on ordinary                   100.1       (84.0)       16.1       (67.0)   (1,286.5)   (1,353.5) (1,382.6)
activities after taxation

Equity dividends - paid and         6                                   -                                   -         -
proposed
Retained profit (loss)             10                                16.1                            (1,353.5) (1,382.6)

Earnings (loss) per share - basic   7        5.3p       (4.5p)        0.8p      (3.6p)     (68.2p)     (71.8p)   (73.3p)
Earnings (loss) per share - diluted 7        5.2p       (4.4p)        0.8p      (3.6p)     (68.2p)     (71.8p)   (73.3p)


The accompanying notes are an integral part of this consolidated Profit and Loss Account.


Consolidated Profit and Loss Account for the three months ended 31 December 2002

                                                 Before      Goodwill    Three       Before      Goodwill    Three
                                                 goodwill    and         months      goodwill    and         months
                                                 and         exceptional ended 31    and         exceptional ended 31
                                                 exceptional items       December    exceptional items       December
                                                 items                   2002        items                   2001
                                                                         Total                               Total
                                                 GBPm          GBPm          GBPm       GBPm        GBPm      GBPm
                                                (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)

Turnover: Group and share of joint               805.7       -           805.7       725.5       -           725.5
ventures' turnover
Less: share of joint ventures' turnover         (20.6)       -          (20.6)       (47.6)      -           (47.6)
Group turnover                                   785.1       -           785.1       677.9       -           677.9

Operating expenses, net                         (702.0)     (34.4)      (736.4)     (652.4)     (30.1)      (682.5)

EBITDA                                           105.1       -           105.1       46.6        -           46.6
Depreciation                                    (22.0)       -          (22.0)      (21.1)       -          (21.1)
Amortisation                                     -          (34.4)      (34.4)       -          (30.1)      (30.1)

Operating profit (loss)                          83.1       (34.4)       48.7        25.5       (30.1)      (4.6)

Share of operating results of joint              2.6         -           2.6        (28.9)       -          (28.9)
ventures
Joint ventures' goodwill amortisation            -           -           -           -          (1,034.2)   (1,034.2)
Amounts written off fixed asset                  -          (18.8)      (18.8)       -          (60.0)      (60.0)
investments, net
Profit (loss) on ordinary activities             85.7       (53.2)       32.5       (3.4)       (1,124.3)   (1,127.7)
before interest and taxation

Interest receivable and similar income           1.1         -           1.1         4.4         -           4.4
Interest payable and similar charges            (30.9)       -          (30.9)      (39.9)       -          (39.9)
Profit (loss) on ordinary activities             55.9       (53.2)       2.7        (38.9)      (1,124.3)   (1,163.2)
before taxation

Tax credit (charge) on profit (loss) on          14.8       (1.5)        13.3        0.1        (95.6)      (95.5)
ordinary activities
Profit (loss) on ordinary activities after       70.7       (54.7)       16.0       (38.8)      (1,219.9)   (1,258.7)
taxation

Equity dividends - paid and proposed                                     -                                   -
Retained profit (loss)                                                   16.0                               (1,258.7)

Earnings (loss) per share - basic                3.7p       (2.9p)       0.8p       (2.1p)      (64.6p)     (66.7p)
Earnings (loss) per share - diluted              3.6p       (2.8p)       0.8p       (2.1p)      (64.6p)     (66.7p)




Consolidated Balance Sheet as at 31 December 2002

                                                                               31 December  31 December     30 June
                                                                                      2002         2001        2002
                                                                                      GBPm         GBPm        GBPm
                                                                    Notes       (unaudited)  (unaudited)   (audited)
Fixed assets
Intangible assets                                                     8              593.7        714.5       657.4
Tangible assets                                                                      336.5        314.4       343.0
Investments                                                           9              108.0        109.2       128.9
                                                                                   1,038.2      1,138.1     1,129.3

Current assets
Stocks                                                                               627.3        648.9       414.2
Debtors: Amounts falling due within one year                                         432.7        521.4       400.9
Debtors: Amounts falling due after more than one year                                203.8        216.9       207.0
Cash at bank and in hand                                                              51.1         86.5        50.3
                                                                                   1,314.9      1,473.7     1,072.4

Creditors: Amounts falling due within one year
- short-term borrowings                                                               (0.5)        (2.6)       (1.5)
- other creditors                                                                 (1,179.6)      (938.5)     (903.9)
                                                                                  (1,180.1)      (941.1)     (905.4)

Net current assets                                                                   134.8        532.6       167.0

Total assets less current liabilities                                              1,173.0      1,670.7     1,296.3

Creditors: Amounts falling due after more than one year
- long-term borrowings                                                            (1,436.7)    (1,917.1)   (1,576.9)
- other creditors                                                                    (17.0)       (12.1)      (16.0)
                                                                                  (1,453.7)    (1,929.2)   (1,592.9)

Provisions for liabilities and charges                                                (3.5)       (15.6)       (4.1)
                                                                                    (284.2)      (274.1)     (300.7)

Capital and reserves - equity
Called-up share capital                                               10             968.4        946.3       946.7
Share premium                                                         10           2,530.2      2,404.8     2,409.8
Shares to be issued                                                   10               2.7        256.9       255.8
Merger reserve                                                        10             335.7        304.2       266.7
Profit and loss account                                               10          (4,121.2)    (4,186.3)   (4,179.7)
                                                                      10            (284.2)      (274.1)     (300.7)



The accompanying notes are an integral part of this consolidated Balance Sheet.




Consolidated Cash Flow Statement for the half year ended 31 December 2002

                                                                               2002/2003    2001/2002   2001/2002
                                                                               Half year    Half year   Full year
                                                                                    GBPm        GBPm        GBPm
                                                                    Notes     (unaudited)  (unaudited)   (audited)

Net cash inflow (outflow) from operating activities                  11a           254.5       (177.9)      249.7

Returns on investments and servicing of finance
Interest received and similar income                                                 1.7          6.7         8.8
Interest paid and similar charges on external financing                            (67.5)       (68.9)     (141.0)
Interest element of finance lease payments                                          (0.3)        (0.2)       (0.6)
Net cash outflow from returns on investments and servicing of                      (66.1)       (62.4)     (132.8)
finance

Taxation
Consortium relief received                                                             -            -        22.5
Net cash inflow from taxation                                                          -            -        22.5

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                          (43.9)       (49.3)     (100.8)
Receipts from sales of fixed asset investments                                         -          0.4         0.4
Receipts from sales of intangible assets                                               -          0.6         0.6
Purchase of own shares (ESOP)                                                          -         (6.7)      (26.9)
Net cash outflow from capital expenditure and financial                            (43.9)       (55.0)     (126.7)
investment

Acquisitions and disposals
Funding to joint ventures                                                           (5.3)        (3.3)      (11.6)
Repayments of funding from joint ventures                                            2.4          1.9         4.8
Net cash outflow from acquisitions and disposals                                    (2.9)        (1.4)       (6.8)

Net cash inflow (outflow) before management of liquid                              141.6       (296.7)        5.9
resources and financing

Management of liquid resources
Decrease in short-term deposits                                      11b             0.5         55.3        69.5

Financing
Proceeds from issue of ordinary shares                                               0.5         11.8        14.3
Payments made on the issue of ordinary shares                                       (0.1)        (1.8)       (1.8)
Capital element of finance lease payments                            11b            (1.2)        (0.4)       (1.7)
Net (decrease) increase in total debt                                11b          (140.0)       150.0      (190.0)
Net cash (outflow) inflow from financing                                          (140.8)       159.6      (179.2)

Increase (decrease) in cash                                          11b             1.3       (81.8)     (103.8)

Decrease (increase) in net debt                                      11b           142.0      (286.7)        18.4



The accompanying notes are an integral part of this consolidated Cash Flow Statement.



Consolidated Statement of Total Recognised Gains and Losses for the half year ended 31 December 2002


                                                                               2002/2003    2001/2002   2001/2002
                                                                               Half year    Half year   Full year
                                                                                    GBPm         GBPm        GBPm
                                                                   Notes      (unaudited)  (unaudited)   (audited)

Profit (loss) for the period                                        10              16.1     (1,353.5)   (1,382.6)
Translation differences on foreign currency net                                        -          1.4         1.4
investment
Total gains and losses relating to the period                                       16.1     (1,352.1)   (1,381.2)



Included within the profit (loss) for the period is a GBP0.8 million profit (2001/2002: half year GBP63.1 million loss; full year: GBP80.9 million loss) in respect of the Group's share of the results of joint ventures.

The accompanying notes are an integral part of this consolidated Statement of Total Recognised Gains and Losses.

Notes to Accounts

1         Basis of preparation

The interim accounts for the half year ended 31 December 2002 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2002, which were approved by the Directors on 30 July 2002. The interim accounts for the six months ended 31 December 2002 do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche. Deloitte & Touche's report is not qualified in any respect. The interim accounts were approved by the Board of Directors on 13 February 2003.

The financial information for the 2001/2002 full year is extracted from the accounts for that year which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

At 31 December 2002, the Group's balance sheet showed net liabilities of GBP284.2 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group's projected operating requirements and to settle or refinance the Group's other liabilities as they fall due. Accordingly the interim accounts are prepared on a going concern basis.

2         Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:


                                                                                 2002/2003    2001/2002  2001/2002
                                                                                 Half year    Half year  Full year
                                                                                     GBPm         GBPm        GBPm
                                                                               (unaudited)  (unaudited)  (audited)

Direct-to-home subscribers                                                         1,112.0        904.9    1,929.2
Cable and DTT subscribers                                                             98.0        147.5      279.4
Advertising                                                                          133.0        118.1      250.7
Interactive                                                                           90.8         91.0      186.0
Other                                                                                 77.5         59.1      130.8

                                                                                   1,511.3      1,320.6    2,776.1

3      Operating expenses, net

                                2002/2003    2002/2003                 2001/2002    2001/2002
                                Half year    Half year                 Half year    Half year
                                   Before     Goodwill    2002/2003       Before     Goodwill    2001/2002 2001/2002
                                 goodwill                               goodwill
                                      and          and    Half year          and          and    Half year Full year
                              exceptional  exceptional               exceptional  exceptional
                                    items        items        Total        items        items        Total     Total
                                    GBPm         GBPm         GBPm         GBPm         GBPm         GBPm      GBPm
                              (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited) (audited)

Programming (i)                     744.2            -        744.2        657.4            -        657.4   1,439.3
Transmission and related             73.5            -         73.5         71.9            -         71.9     142.5
functions (i) (ii)
Marketing                           215.6            -        215.6        220.2            -        220.2     416.6
Subscriber management               161.2            -        161.2        146.5            -        146.5     291.1
Administration (ii)                 118.6         63.7        182.3        107.8         59.8        167.6     343.8
Betting                              39.9            -         39.9         46.7            -         46.7      87.8
                                  1,353.0         63.7      1,416.7      1,250.5         59.8      1,310.3   2,721.1


(i) The amounts shown are net of GBP7.3 million (2001/2002: half year GBP5.0 million; full year GBP15.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP12.0 million (2001/2002: half year GBP11.9 million; full year GBP23.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Transmission and related functions costs for the 2001/2002 full year include an exceptional credit of GBP4.1 million. Administration costs for the 2001/2002 full year include goodwill and exceptional items of GBP140.6 million.

4      Share of operating results of joint ventures

                                                                               2002/2003    2001/2002   2001/2002
                                                                               Half year    Half year   Full year
                                                                                   GBPm         GBPm        GBPm
                                                                              (unaudited)  (unaudited)   (audited)

KirchPayTV GmbH & Co KGaA ("KirchPayTV") operating loss                                -        (57.1)      (70.0)
Programming joint ventures' operating profit (loss), net                             1.7         (2.7)       (6.7)
                                                                                     1.7        (59.8)      (76.7)


This relates to the Group's equity share of the operating results of the Group's joint ventures.

By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore the Group considered that from 8 February 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV's losses using the gross equity method from that date.

5      Tax on profit (loss) on ordinary activities

Analysis of charge (credit) in period:

                                                                                       2002/2003   2001/2002  2001/2002
                                                                                       Half year   Half year  Full year
                                                                                            GBPm       GBPm        GBPm
                                                                                      (unaudited) (unaudited)  (audited)

Tax charge (credit) on profit before exceptional
items:
Current tax                                                                                 26.7           -          -
Deferred tax                                                                               (35.9)        4.9       27.3
Adjustment in respect of prior year - deferred tax                                           7.2           -          -
Share of joint ventures' tax charge                                                          1.0         0.6        1.3
                                                                                            (1.0)        5.5       28.6

Exceptional tax charge (credit):
Current tax                                                                                  1.5           -          -
Deferred tax credit on operating exceptional items                                             -           -       (5.5)
Exceptional deferred tax charge (i)                                                            -        95.6       83.3
                                                                                             1.5        95.6       77.8

                                                                                             0.5       101.1      106.4

During the period the Group recognised a deferred tax asset of GBP37.1 million in respect of tax losses carried forward and GBP3.3 million in respect of fixed asset timing differences. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that there will be suitable taxable profits against which these assets can be utilised.

At 31 December 2002, a deferred tax asset of GBP134.4 million (2001/2002: half year GBP203.2 million; full year GBP167.6 million), arising principally from losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

(i) An exceptional deferred tax charge of GBP95.6 million was made at 31 December 2001, against which GBP12.3 million was written back at 30 June 2002 as a result of the utilisation of tax losses.

6      Dividends

The Directors do not propose a dividend for the period (2001/2002: half year nil; full year nil).

7      Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) attributable to the equity shareholders in each period divided by the weighted average number of Ordinary Shares in issue during the period less the weighted average number of shares held in the Group's ESOP trust of 1,898,715,178 (2001/2002: half year 1,886,064,965; full year: 1,887,375,018).

Diluted earnings (loss) per share represents the profit (loss) attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the period, as adjusted for the weighted average number of Ordinary Shares that would be issued on the conversion of all dilutive potential Ordinary Shares into Ordinary Shares and the weighted average number of shares held in the Group's ESOP trust of 1,898,715,178 (2001/2002: half year 1,886,064,965; full year: 1,887,375,018). Options over 39,236,701 shares in
2002/2003 half year (2001/2002 half year: 43,210,763 shares and 42,845,578 shares in the 2001/2002 full year) were excluded from the calculation of the total diluted number of shares in those periods, as they were antidilutive. Deferred and contingently issuable shares, valued at GBP255.8 million, were excluded in the 2001/2002 full year and 2001/2002 half year (2002/2003 half year nil) as they were antidilutive.

8      Intangible assets

The movement in the period was as follows:

                                                                                       Goodwill       Other       Total
                                                                                            (i)
                                                                                          GBPm         GBPm        GBPm
                                                                                     (unaudited) (unaudited) (unaudited)

Net book value at 1 July 2002                                                             657.2         0.2       657.4
Amortisation (ii)                                                                         (63.7)          -       (63.7)
Net book value at 31 December 2002                                                        593.5         0.2       593.7

(i) Goodwill of GBP272.4 million, GBP542.0 million and GBP5.2 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BIB") and WAP TV respectively, is being amortised over periods of seven years on a straight-line basis.

(ii) At 31 December 2002, the Group has made a provision of GBP5.2 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited ("Opta") (a sports media and information company, a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision has been made as a result of the Group's announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date.

9         Fixed asset investments

                                                                                    31 December 31 December     30 June
                                                                                           2002        2001        2002
                                                                                          GBPm         GBPm        GBPm
                                                                                     (unaudited) (unaudited)   (audited)

Programming joint ventures                                                                 27.8        22.3        21.8
Investment in own shares                                                                   39.2        22.0        42.2
Other investments                                                                          41.0        64.9        64.9
Total investments                                                                         108.0       109.2       128.9

Investment in own shares

At 31 December 2002, the Group's employee ownership trust ("ESOP") held 6.2 million Ordinary Shares in the Company at an average value of GBP6.36 per share. The 0.4 million shares utilised during the period relate to the grants of shares under the Long Term Incentive Plan ("LTIP") and Key Contributor Plan ("KCP").

During May 2002, the Trustees of the ESOP, as authorised by the Board, purchased
3.0 million of the Company's Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilised, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group's LTIP and KCP.

Other investments

2002

At 31 December 2002, the Group has made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of GBP21.0 million.

At 31 December 2002, the Group reduced its deferred revenue balance by GBP5.1 million relating to minority investments in new media companies, and reduced both its investment and provision against the investment in these companies by GBP5.1 million accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP2.9 million. This brought the carrying value of the Group's investment in Open TV to GBP0.3 million.

2001

On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of GBP2.3 million.

At 31 December 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of GBP60.0 million.

At 31 December 2001, the carrying value of the Group's investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures' goodwill amortisation of GBP984.9 million. Joint ventures' goodwill amortisation also included goodwill amortisation of GBP98.5 million for the six months ended 31 December 2001. The Group's investment in KirchPayTV was treated as a joint venture until 8 February 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly, on 8 February 2002, the investment was transferred within fixed asset investments to "Other investments" at a net book value of nil. On 11 August 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings.


10    Reconciliation of movement in shareholders' deficit

                                                                                                                Total
                                            Share       Share   Shares to      Merger   Profit and loss  shareholders'
                                          capital     premium   be issued     reserve           account       deficit
                                            GBPm        GBPm        GBPm         GBPm             GBPm          GBPm
                                       (unaudited) (unaudited) (unaudited) (unaudited)       (unaudited)   (unaudited)


As at 1 July 2002                           946.7     2,409.8       255.8       266.7          (4,179.7)       (300.7)
Issue of share capital                       21.7       120.5      (253.1)      111.5              (0.1)          0.5
Share issue costs                               -        (0.1)          -           -                 -          (0.1)
Profit for the period                           -           -           -           -              16.1           16.1
Transfer from merger reserve                    -           -           -       (42.5)             42.5              -
As at 31 December 2002                      968.4     2,530.2         2.7       335.7          (4,121.2)        (284.2)


During the period the Company issued shares with a market value of GBP0.6 million (2001/2002: half year GBP30.9 million; full year GBP35.2 million) in respect of the exercise of options awarded under various share option schemes, with GBP0.5 million (2001/2002: half year GBP11.8 million; full year GBP14.3 million) received from employees.

On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

11a  Reconciliation of operating profit to operating cash flows


                                                                                       2002/2003   2001/2002  2001/2002
                                                                                       Half year   Half year  Full year
                                                                                            GBPm       GBPm        GBPm
                                                                                      (unaudited) (unaudited)  (audited)
Operating profit                                                                            94.6        10.3       55.0
Depreciation                                                                                44.2        41.0       81.1
Amortisation of goodwill and other intangible assets                                        63.7        59.8      118.4
Decrease (increase) in working capital                                                      52.6     (261.6)       29.6
Provisions utilised, net                                                                    (0.6)      (27.4)     (34.4)
Net cash inflow (outflow) from operating activities                                        254.5     (177.9)      249.7


11b  Analysis of changes in net debt

                                                                                                               As at 31
                                                                                   As at 1 July                December
                                                                                           2002   Cash flow        2002
                                                                                         GBPm         GBPm        GBPm
                                                                                       (audited) (unaudited) (unaudited)

Overnight deposits                                                                         38.7      (38.7)           -
Other cash                                                                                 11.1        40.0        51.1
                                                                                           49.8         1.3        51.1

Short-term deposits                                                                         0.5        (0.5)          -
Cash at bank and in hand                                                                   50.3         0.8        51.1

Debt due after more than one year                                                      (1,569.1)       140.0   (1,429.1)
Finance leases                                                                             (9.3)         1.2       (8.1)
Total debt                                                                             (1,578.4)       141.2   (1,437.2)

Total net debt                                                                         (1,528.1)       142.0   (1,386.1)

12      EBITDA

EBITDA (Earnings before interest, tax, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation of goodwill and intangible assets.

13      Regulatory update

Office of Fair Trading ("OFT")

The OFT announced an investigation of the Group on 11 January 2000. The investigation initially commenced under the Fair Trading Act 1973.

On 5 December 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on 17 December 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT. On 17 December 2002, following the submission by the Group of written and oral representations on the Rule 14 Notice, the OFT announced that the Group had not been found in breach of competition law.

EC Investigation - Football Association Premier League Limited ("FAPL")

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the FAPL. On 21 June 2002, the Group and the FAPL notified the Group's current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL also notified the rules of the FAPL to the EC Commission. On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. It is too early to assess whether this will have a material effect on the Group.(1)

EC Investigation - Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

Ireland

The Group is currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation ("ComReg", which replaced the former telecommunications regulator, the Office of the Director of Telecommunications Regulation on 1 December 2002). The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. The Irish Government is undertaking a consultation exercise concerning the implementation of the package of EC electronic communications directives. The Irish Government has announced that it intends to implement these directives by 25 July 2003, the deadline set in the directives. It is possible, depending on how the directives are implemented, that ComReg will seek to regulate the Group's Irish operations.

In addition, the Government of Ireland has indicated that it intends to introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on 15 October 2002, and the list has been found unobjectionable by the EU Contact Committee. The Group anticipates that the list will be presented to the Irish Parliament for approval, in the near future. It is too early to say what impact this legislation (following the introduction of the list) may have on the Group's business in Ireland.



--------------------------


(1) If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of EC competition law.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 February 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary